UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 10, 2020

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Announces Amendments to Debentures; Issues Shares and Warrants; and Grants Stock Options, as filed on Sedar on July 10, 2020.
2.	Notice of Annual and Special Meeting of Shareholders to be Held on August 27, 2020, Management Information Circular, as filed on Sedar on July 27, 2020.
3.	Notice of Annual and Special Meeting of Shareholders, as filed on Sedar on July 27, 2020.
4.	Form of Proxy for Annual and Special Meeting of Shareholders held August 27, 2020, as filed on Sedar on July 27, 2020.
5.	Annual and Interim Financial Statement Request, as filed on Sedar on July 27, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 10, 2020	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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